================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 2)*


                         THE ESTEE LAUDER COMPANIES INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


           CLASS A COMMON STOCK,                              518439 10 4
         PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
      (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)


                                DECEMBER 31, 1998
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ] RULE 13D-1(B)
[ ] RULE 13D-1(C)
[X] RULE 13D-1(D)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                                Page 1 of 4 Pages

================================================================================


NYFS11...:\90\44090\0009\2579\SCH1088X.01C

-------------------------------------------------------         ---------------------------------------
CUSIP No.                 518439 10 4                     13G                  Page 2 of 4
-------------------------------------------------------         ---------------------------------------

-------------------------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSONS:            TRUST F/B/O GARY M. LAUDER AND WILLIAM P. LAUDER
                                                       U/A/D DECEMBER 15, 1976, CREATED BY LEONARD A.
                                                       LAUDER, AS GRANTOR

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                  (ENTITIES ONLY):
-------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                           (A) [_]
                                                                                           (B) [X]
-------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

-------------------------------------------------------------------------------------------------------
       4          CITIZENSHIP OR PLACE OF ORGANIZATION: NEW YORK

-------------------------------------------------------------------------------------------------------
       NUMBER OF           5    SOLE VOTING POWER:               ** SEE EXPLANATORY NOTE
         SHARES
                         ------------------------------------------------------------------------------
      BENEFICIALLY         6    SHARED VOTING POWER:                 --
        OWNED BY
                         ------------------------------------------------------------------------------
          EACH             7    SOLE DISPOSITIVE POWER:          ** SEE EXPLANATORY NOTE
        REPORTING
                         ------------------------------------------------------------------------------
      PERSON WITH          8    SHARED DISPOSITIVE POWER:            --

-------------------------------------------------------------------------------------------------------
       9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY         ** SEE EXPLANATORY NOTE
                  EACH REPORTING PERSON:

-------------------------------------------------------------------------------------------------------
       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*     N/A
                                                                                             [-]
-------------------------------------------------------------------------------------------------------
       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

                  SEE EXPLANATORY NOTE
-------------------------------------------------------------------------------------------------------
       12         TYPE OF REPORTING PERSON:             OO
-------------------------------------------------------------------------------------------------------


*        SEE INSTRUCTIONS BEFORE FILLING OUT!

                               EXPLANATORY NOTE


        This amendment is being filed merely to report that as of December 31, 1998, Carol S. Boulanger and Joel Ehrenkranz resigned as co-trustees of the Reporting Person. In connection with the appointment of successor trustees as of January 1, 1999, the Reporting Person was separated for reporting purposes into Separate Share Trusts, one for the benefit of William P. Lauder and the other for the benefit of Gary M. Lauder. Anthony E. Malkin, as successor trustee for the Separate Share Trust f/b/o William P. Lauder u/a/d December 15, 1976, created by Leonard A. Lauder, as Grantor (the "WPL Separate Share Trust"), as well as the WPL Separate Share Trust, filed Statements on Schedule 13D with the Securities and Exchange Commission on January 11, 1999. Mr. Malkin and the WPL Separate Share Trust reported beneficial ownership in respect of 578,852 shares of Class A Common Stock and 571,727 shares of the Issuer's Class B Common Stock, par value $.01 per share (the "Class B Common Stock") (constituting 1.9% of the number of shares of Class A Common Stock outstanding as of February 1, 1999), which represented one-half of the number of shares formerly reported by the Reporting Person. Daniel J. Aaron, as successor trustee for the Separate Share Trust f/b/o Gary M. Lauder u/a/d December 15, 1976, created by Leonard
        A. Lauder, as Grantor (the "GML Separate Share Trust"), as well as the GML Separate Share Trust, also filed Statements on Schedule 13D with the Securities and Exchange Commission on January 8, 1999. Mr. Aaron and the GML Separate Share Trust reported beneficial ownership in respect of 578,852 shares of Class A Common Stock and 571,727 shares of Class B Common Stock (constituting 1.9% of the outstanding shares of Class A Common Stock as of February 1, 1999), which represented the other half of the number of shares formerly reported by the Reporting Person. As a result of the foregoing, the WPL Separate Share Trust and the GML Separate Share Trust will not be filing joint statements on Schedule 13G on a going forward basis.



                             Page 3 of 4 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Trust f/b/o Gary M. Lauder and William P. Lauder u/a/d December 15, 1976, created by Leonard A. Lauder, as Grantor



Date: February 11, 1999
                              By: /s/ Anthony E. Malkin
                                  ---------------------------------------------
                                  Anthony E. Malkin, as trustee of the WPL
                                  Separate Share Trust



                              By: /s/ Daniel J. Aaron
                                  ---------------------------------------------
                                  Daniel J. Aaron, as trustee of the
                                  GML Separate Share Trust







                             Page 4 of 4 Pages